08032309
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 44779 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad J. Marshall 412-765-8927
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2008
THOMSON REUTERS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brad J. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates, inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Sue A. Haberlein, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 4, 2010
Member, Pennsylvania Association of Notaries

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Lally, Lally & Co. LLC
*Certified Public Accountants & Business Advisors*

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

## INDEPENDENT AUDITORS' REPORT

Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.** as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Hunter Associates, inc.** at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

January 25, 2008

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash Equivalents | $ 1,097,139 |
| Due From Clearing Broker | 208,937 |
| Prepaid and Other Assets | 94,650 |
| Securities Owned - At Market Value | 247,450 |
| Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $721,900 | 91,650 |
| **Total Assets** | $ 1,739,826 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts Payable, Accrued Expenses, and Other Liabilities | $ 423,373 |
| **Stockholder's Equity** | |
| Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding | 1,000 |
| Additional Paid - In Capital | 1,020,442 |
| Retained Earnings | 295,011 |
| **Total Stockholder's Equity** | 1,316,453 |
| **Total Liabilities and Stockholder's Equity** | $ 1,739,826 |

The accompanying notes are an integral part of the financial statement.

HUNTER ASSOCIATES, INC.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
NOTES TO FINANCIAL STATEMENT

## 1 - ORGANIZATION

Hunter Associates, inc. (the Company) is a wholly owned subsidiary of H.A. Holdings, inc. (the Parent). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA) and as an investment advisor registered with the Securities and Exchange Commission (SEC). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

## 2 - SIGNIFICANT ACCOUNTING POLICIES

This financial statement of Hunter Associates, inc. is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in this financial statement, summarized below are the more significant accounting policies.

### Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

### Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

### Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these balances.

## 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Cash and Cash Equivalents (Continued)

The Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

### Securities Owned

Securities owned are held in accounts with the Company's clearing broker. The securities accounts at the clearing broker are insured by the Securities Investor Protection Corporation up to $500,000.

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

### Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years.

### Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

### Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

## 3 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2007 consisted approximately of the following:

| | |
|---|---|
| Deposits With Clearing Broker | $ 100,000 |
| Receivable From Clearing Broker | 108,900 |
| | $ 208,900 |

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

## 4 – SECURITIES OWNED

Marketable securities as of December 31, 2007 consisted of investment securities owned, principally corporate stock, having market values of approximately $247,400.

## 5 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent through which the Company obtains various management and advisory services. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $678,000 for the year ended December 31, 2007.

## 6 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the Plan) that covers all employees that meet the eligibility requirements, as defined. This Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. This Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis.

## 7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through December 2012. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five years and in total are:

| Year Ending December 31, | |
|---|---|
| 2008 | $ 201,500 |
| 2009 | 197,700 |
| 2010 | 196,300 |
| 2011 | 103,600 |
| 2012 | 10,800 |
| | $ 709,900 |

## 8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2007, the Company's net capital under the uniform net capital rule was approximately $1 million which exceeded the minimum net capital requirement by approximately $800,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007, was .40 to 1.

## 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2007, the contractual amount of unsettled customer purchases and sales were approximately $64,000 and $813,000, respectively. All unsettled trades were closed subsequent to December 31, 2007, with no loss to the Company.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. At December 31, 2007, there were no unsettled principal purchases or sales.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.



END